UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: April 27, 2012	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: April 27, 2012	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

Release: immediate

CANADIAN PACIFIC COMMENTS ON TCRC MEMBERSHIP VOTE

Negotiations intended to address legacy pension issues

CALGARY (AB) – April 27, 2012 – Canadian Pacific (TSX:CP)(NYSE:CP) today commented on the Teamsters Canada Rail Conference (TCRC) April 26, 2012 announcement that the union sought a strike mandate from their members. The Company noted that discussions with the TCRC regarding changes to CP’s legacy pension plan will continue under the supervision of the conciliator appointed by the Federal Minister of Labour. No work stoppage can occur until the expiration of a cooling-off period on May 23, 2012.

“CP has a long history of constructive relations with its unions and we are confident that we can reach a settlement with the TCRC,” said Canadian Pacific President & CEO Fred Green. “It is vital to the future of the railroad that legacy pension issues are resolved. Legacy pension costs significantly impact CP’s operating ratio and our ability to further fund investments that will support growth opportunities for the benefit of all CP stakeholders.”

CP is seeking to achieve changes to legacy pension and post-retirement benefits to make them industry-comparable. CP has contributed $1.9 billion of solvency deficit contributions to its pension plan over the past three years.

CP has proposed a number of options for pension plan modifications for future pension recipients, none of which impacts current pensioners. Among the range of proposed amendments, some of the options provide guaranteed pension payment that is a multiple of average Canadian industrial pension payment and is comparable to what this union has already agreed to for the majority of its members at another major Canadian railway.

The company noted that its existing contract with the union, which represents 4,800 engineers, conductors and rail traffic controllers, expired on December 31, 2011. CP has been in negotiations since early October 2011 with the union on a number of topics ranging from wages to work rule changes and pensions, all intended to further drive service, productivity, and efficiency.

Note on forward-looking information

This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties. Forward-looking statements are not guarantees of future performance. Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; ; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media Ed Greenberg Tel: 612- 849- 4717 24/7 Media Pager: 855-242-3674 Ed_greenberg@cpr.ca	Investment Community Janet Weiss Tel: 403-319-3591 investor@cpr.ca